Exhibit 99.1

Dear Flamel Shareholders:

We, the independent Board Members of Flamel Technologies, S.A. (“Flamel”), feel it is both necessary and appropriate for us to address issues raised by Mr. Oscar Schafer and his affiliates in his recent public filings.

Mr. Schafer acknowledges that, while Flamel under the leadership of Dr. Gerard Soula has created valuable science and pharmaceutical platforms “that could revolutionize the industry,” Flamel management has not and is not creating enough deals with large pharmaceutical companies at a sufficiently rapid pace. Furthermore it is asserted that the independent directors are not guiding and directing management to do so, and correspondingly to maximize shareholder value. His proposal is therefore to replace all the directors, including Dr. Soula, our founder, president and CEO.

We would like to respectfully disagree with his assessments. Furthermore, we are surprised that Mr. Schafer, a knowledgeable investor in pharmaceutical companies and a strong champion of Flamel until recently, has had such a sudden and drastic change of mind.

Your board of directors is seeking to enhance shareholder value with the potential success of our existing partnerships, with new potential partnerships which appear to be progressing well, and with enhanced communications with our shareholders. Our role is to protect shareholder value and we take our obligations seriously. Fundamental to this protection is retaining Dr. Gerard Soula, who provides tremendous value to your company and, as indicated in his letter to you, he will not work with the Schafer directors.

Therefore, we would like to tell you about our personal backgrounds, our views of what has been accomplished by Flamel, and our visions for the future. We believe that the accomplishments to date have been strong, the future is bright, and that change now is not, we believe, in the best interests of long term shareholder value.

Your Current Board of Directors

The pharmaceutical world is changing. There has been substantial consolidation; many drugs are coming off patent; drugs on the market are facing challenges and, in several high profile cases, withdrawal from the market. New laws are being proposed; manufacturing issues are arising with greater frequency; and a host of new innovations like new protein therapies are making their way forward.

At this exciting and challenging time for the pharmaceutical industry, what Flamel needs is the guidance and counsel of strong directors with broad and deep knowledge and experience in the pharmaceutical industry. Collectively, your Board of Directors has more than 100 years of experience in the pharmaceutical industry, both in research and development and in the commercialization of new formulations and products. Your board members have extensive networks of contacts and relationships in the pharmaceutical industry worldwide, which can provide introduction to potential partners, regulatory advice, and help in identifying and recruiting the talent necessary to take Flamel into the future.

Specifically, Jean Noel Treilles, ex-CEO of Lipha, in France, is an expert in the field of diabetes. He developed the diabetic drug, Glucophage, leader in its market. He was instrumental in its licensing to Bristol-Myers Squibb. He continues to guide Flamel in this promising field of development.

Michel Greco, ex-General Manager Aventis Pasteur can provide critical support and guidance with the development of long acting Interleukin 2, incorporating our Medusa technology. One new application of IL-2 is to add it to potential vaccines for HIV as an adjuvant to stimulate the immune system. Mr. Greco’s extensive knowledge of the business and recognized leadership brings significant advantages to Flamel. He knows all the critical players in this segment of the industry. This will prove invaluable as this development progresses.

Messrs. William Dearstyne and Raul Cesan bring extensive experience with the American pharmaceutical business.

William Dearstyne in his 26 years with Johnson and Johnson, led many organizations, rising to become Group Chairman and member of the Medical Devices and Diagnostics Operating Committee. He led 2 major acquisitions of companies with sales of 1 to 4 billion dollars. One was the acquisition of Cordis, in interventional medicine, and the other was DePuy, in orthopedics. Both deals brought J&J into leadership positions in these major categories.

Raul Cesan, during 26 years in Schering Plough, led operations both in the U.S. and abroad, and ultimately served as President and COO of Schering Plough Corporation. During the years of service when both the Research Division and the Licensing and Business Development division reported to him, several major developments occurred that are relevant to Flamel. In research, the basic and clinical development of Interferon and Interferon with Ribavirin took place. This treatment has become the standard of treatment in Hepatitis, with sales in the billions of dollars. He also negotiated the Merck Schering Plough Joint Venture, which developed and today markets anticholesterol products with sales in the billions.

The addition of David Deming and James Smith bring to our shareholders extensive experience and knowledge. David Deming served at JP Morgan and Co. and its predecessors for 27 years, most recently as Global Head of the Investment Banking Healthcare Group. His contacts and knowledge add valuable opportunities in both the investment community and the health care area.

James Smith, is the founder and ex-CEO and Chairman of First Health Group Corporation, a national health benefits company. Today he is Chairman of Gartner, Inc., a technology research and advisory firm. He adds extensive knowledge, experience and contacts in the health care, the pharmaceutical industry and the technology industry.

This depth of expertise has had the following practical impact:

•	Senior pharmaceutical executives at many large potential partners for Flamel know us well. Because of our relationships and prior track record, we serve as a strong reference as to the science of Flamel, its work ethic, and the opportunities our technology provides.

•	We know how to do licensing deals that work in a way that is fair to both parties and should create long-term shareholder value for Flamel. This was clearly reflected in the negotiation and signing of the Basulin® agreement with Bristol Myers Squibb and its termination afterward on favorable financial terms for Flamel. Similarly, contributions were made with the TAP and Glaxo agreements.

•	We have championed the protection of Flamel’s intellectual property, insuring in each case that Flamel is not obstructed in moving forward with projects by a partner’s decision to discontinue development. This has been particularly true with Basulin and with our “Trigger Lock” technology for opioids.

Flamel’s Progress to Date

We believe that Flamel has made very strong progress in its development over the past fifteen years. From its genesis as the brainchild of our founder, Dr. Gerard Soula, it has grown to more than 240 employees, more than $400 million of market capitalization, and stands on the verge of making a major contribution to the lives and health of untold numbers of people. Flamel’s science, we believe, is second to none; we have made good progress in the development of products with our existing partners; and we believe we are making significant progress in working to license our technologies for many exciting, and potentially lucrative, applications.

We believe the company has good momentum today toward the goal of developing the existing technology into viable products which will meet unmet healthcare needs, while providing Flamel with excellent profit potential over the medium and longer term. We are focused on three priorities:

•	Accomplishing the final development of products in partnership with GlaxoSmithKline and TAP Pharmaceutical Products;

•	Negotiating additional product alliances with leading pharmaceutical companies; and

•	The continued improvement of our technology base, to broaden its application to even more products.

Our Vision of Flamel’s Future

Our vision of Flamel’s future is an optimistic one.

We believe our technology:

•	is second to none in the field.

•	has wide application to a number of therapeutic compounds.

•	offers substantial advantages over competitive technologies.

Flamel is currently in discussions and negotiations with more than twelve companies in the aggregate, including some of the largest companies in the industry, and they appear to us to be progressing well. Among others, potential deals include Basulin, Genvir, Augmentin XL, Oxycodone/Trigger Lock, Interferon alfa XL, Interleukin 2 XL, and Compound X. We believe the current team is the right team to work to pursue these opportunities.

Our industry contacts and the knowledge of the licensing process are, we believe, saving months off an otherwise protracted process. It takes time to create the right partnerships. We know from our own experience working in the industry that the new mega-pharmaceutical companies created by the multiple mergers of the past few years have made it more cumbersome to conclude deals, because of the multiple layers of management required to effect any transaction. Furthermore the level of due diligence has increased dramatically. This new environment increases the time necessary to complete licensing agreements. Even so, as stated above, it is our strong belief that the company has the potential to achieve some large potential deals in the future at terms acceptable to Flamel, which should have medium/long term value to shareholders.

Your Board of Directors has heard concerns about enhancing our communication with shareholders. We are encouraging management to endeavor to provide, beyond the legally required disclosure which we have been making, further updates on the advancement of projects, clinical results and patent filings. We are excited by our partnership with GlaxoSmithKline and expect important developments in the near term. Finally, we are encouraged by the opportunities which your company is exploring with potential partners and have great hopes for these discussions.

It needs to be noted that Flamel is a French company, located in Lyon and Pessac. It needs to succeed in a French setting, with the support of French regional and national authorities, if it is to continue to deliver value to all our worldwide shareholders. Under the good leadership of Gerard Soula, and the impressive group of executives and scientists, excellent relations have been created with local and national authorities that have resulted in significant support, financially (more than ten million Euros, to date), scientifically and in other ways necessary for the long-term success of the company. It is highly desirable for this to continue and avoid the unnecessary disruptions proposed with the alternative proposals.

In order to achieve this vision of the future, we have chosen to make significant investments in research and development and equipment in 2004 and 2005. Your board of directors has been actively engaged with management in the budgeting process and has encouraged these investments. We work actively with management to work on budgeting and expenditures, and we are the guardians of the strategic plan for the future.

In summary, we believe that significant value has been created, and that Flamel, and its present management, is on its way to further significantly enhance the value to our shareholders. We ask you to carefully consider this letter and the other correspondence from the management of your company and to compare it to the communications presented by Mr. Schafer and his affiliates. To our great disappointment, the Schafer communications appear to us to have been limited in large part to personal attacks against the CEO of Flamel, rather than providing a positive message based on which you could have the opportunity to compare the alternatives you have in front of you. What is his plan of action to create long-term shareholder value? Where is his proposed management team and his operating plan for an innovative company located in Lyon, France? Why does he believe these are the best directors for your company? Why does only one director have any pharmaceutical experience? This solely experienced director has a major potential conflict of interest with your company.

We certainly hope we and the management of Flamel can count on your vote, and that you will again provide us the opportunity to continue to serve you and to enhance the value of your company.